UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 14, 2008
COMMISSION FILE NUMBER: 1-14636
ABITIBI-CONSOLIDATED INC.
(Translation of registrant’s name into English)
1155 Metcalfe Street, Suite 800; Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

SIGNATURE
EX-31.1
EX-31.2
EX-99.1
EX-99.2

ABITIBI-CONSOLIDATED INC.
In connection with its Third Quarter 2008 Report to Shareholders and Unaudited Interim Consolidated Financial Statements furnished on this Form 6-K, Abitibi-Consolidated Inc. is voluntarily filing certifications by its Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

31.1	Certification of President Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Vice President and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.1	Third Quarter 2008 Report to Shareholders.

99.2	Third Quarter 2008 Unaudited Interim Consolidated Financial Statements.

ABITIBI-CONSOLIDATED INC.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.
Date: November 14, 2008	By:	/s/ William G. Harvey
William G. Harvey
Vice President and Treasurer